Exhibit 99.3

HONG KONG, Oct. 25, 2017 (GLOBE NEWSWIRE) — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq:SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”) to be held on November 6, 2017 at 10:00 a.m. local time, at Rm 2703, F/27, China Resources Building, Wan Chai, Hong Kong SAR, The People’s Republic of China. The meeting will be held to consider and pass an ordinary resolution authorizing that each ten ordinary shares, par value of US$0.000001, be consolidated into one ordinary share, par value of US$0.00001.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, as well as B2B e-commerce platform offering a range of PV and storage products in Australia. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://investors.spisolar.com

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com

Source: SPI Energy Co., Ltd.